Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—January 2004

Series	1999-1	*	2000-1
Deal Size	$896 MM		$750 MM
Expected Maturity	04/15/04		07/15/05

Yield	8.72%		16.02%

Less: Coupon	1.42%		1.45%
Servicing Fee	0.53%		1.50%
Net Credit Losses	2.97%		6.09%
Excess Spread:
January-04	3.80%		6.98%
December-03	4.93%		7.26%
November-03	5.70%		7.05%
Three month Average Excess Spread	4.81%		7.10%

Delinquency:
30 to 59 days	1.11%		1.11%
60 to 89 days	0.74%		0.74%
90 + days	1.60%		1.60%
Total	3.45%		3.45%
Payment Rate	9.64%		9.64%

*	Yield, Coupon, Net Credit Losses and Servicing Fee are skewed due to the calculation methodology during the accumulation period.